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                                                                     EXHIBIT 3

Fidelity and Deposit to Acquire Mountbatten

BALA CYNWYD, Pa., and BALTIMORE, May 6 /PRNewswire/ -- Mountbatten, Inc. (Nasdaq: MTBN - news) and The Fidelity and Deposit Company of Maryland (F&D) today announced that they have entered into a definitive merger agreement. F&D is a member of the Zurich Group and one of the nation's leading writers of surety bonds. Upon consummation of the merger, which is subject to certain conditions including approval by Mountbatten's shareholders and by the Pennsylvania Insurance Department, each share of Mountbatten stock will be converted into the right to receive $14.60 in cash. Certain management shareholders of Mountbatten who own, collectively, approximately 24 percent of the outstanding Mountbatten shares have agreed to vote in favor of this merger. The merger is expected to close in the third quarter of 1998.

Mountbatten provides a broad array of construction surety products in 18 states to a customer base consisting primarily of contractors and sub-contractors. Kenneth L. Brier, Chairman of Mountbatten, noted, "This merger will produce a powerful surety company with the ability to compete successfully across the spectrum of the surety marketplace." Following the merger, Mountbatten will continue to operate separately and expects to expand its high quality delivery of innovative financial and construction underwriting services to all 50 states using additional competitive tools.

F&D is a group of bonding and insurance companies with 32 offices throughout the U.S. Founded in 1890, F&D is a pioneer in the surety and fidelity bond industry, and a leading provider of property and casualty coverages to financial services firms. Service is provided through 5,200 independent insurance agents and brokers.

The Zurich Group is a leading, internationally recognized provider of insurance and financial services in property and casualty insurance, life insurance, reinsurance and asset management.

For additional information, contact Michael B. Dilworth at 410-659-3206 or Joel D. Cooperman at 610-664-2259.